SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file number 0-15752
Savings Bank Employees Retirement Association
401(k) Plan as adopted by Century Bancorp, Inc.
(Full Title of the Plan)
CENTURY BANCORP, INC.
(Issuer of the securities held pursuant to the Plan)
400 Mystic Avenue
Medford, MA 02155
(Address of principal executive offices)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PLAN SPONSOR
CENTURY BANCORP, INC.
We have audited the accompanying statement of net assets available for benefits of the Savings Banks Employees Retirement Association
401(k) Plan as adopted by Century Bancorp, Inc. (the Plan) (formerly Century Bancorp, Inc. 401(k) Plan), as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Century Bancorp, Inc. 401(k) Plan as of and for the year ended December 31, 2006 were audited by other auditors whose report dated June 25, 2007 expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007 and assets (acquired and disposed within year) for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

June 30, 2008
Boston, MA

Report of Independent Registered Public Accounting Firm
Plan Administrator
Century Bancorp, Inc. 401(k) Plan:
We have audited the accompanying statement of net assets available for plan benefits of Century Bancorp, Inc. 401(k) Plan (the Plan) as of December 31, 2006, and the related statements of change in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006, and the changes in net assets available for plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
/s/ KPMG
Boston, Massachusetts
June 25, 2007

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY CENTURY BANCORP, INC.
(FORMERLY CENTURY BANCORP, INC. 401(K) PLAN)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006

Investments, at fair value:
Mutual Funds	$—	$6,399,651
Money Market Fund	—	1,186,446
Century Bancorp Inc. Stock Fund	—	622,707
Investment Stable Asset Fund		88,778

	—	8,297,582

Investment in Savings Banks Employees Retirement Association Common/ Collective Trust, at fair value	9,250,860	—

Participant Loans	151,313	81,341

Net assets available for benefits at fair value	9,402,173	8,378,923

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	—	903

Net assets available for plan benefits	$9,402,173	$8,379,826

The accompanying notes are an integral part of the financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY CENTURY BANCORP, INC.
(FORMERLY CENTURY BANCORP, INC. 401(K) PLAN)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2007	2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net investment loss from investment in Savings Banks Employees Retirement Association Common/Collective Trust	$(207,593)	$—
Net unrealized (depreciation) appreciation in fair value of investments	(97,028)	302,164
Net investment gain from mutual funds	586,277	—
Interest and dividend income	9,788	406,574

	291,444	708,738

Contributions:
Employer	240,540	210,130
Participants’	1,141,494	1,160,350
Participant rollovers	124,186	—

	1,506,220	1,370,480

Total additions	1,797,664	2,079,218

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	774,126	1,157,346
Contract administrator fees	1,191	—

Total deductions	775,317	1,157,346

NET INCREASE	1,022,347	921,872

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,379,826	7,457,954

End of year	$9,402,173	$8,379,826

The accompanying notes are an integral part of the financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY CENTURY BANCORP, INC.
(FORMERLY CENTURY BANCORP, INC. 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
A.	Description of the Plan:
The following description of the Savings Banks Employees Retirement Association (“SBERA”) 401(k) Plan as adopted by Century Bancorp, Inc. (the “Bank”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
Plan Amendment:
Effective October 1, 1996, the Bank had previously adopted the Century Bancorp 401(k) Plan. On November 13, 2007, the Board of Directors of Century Bancorp, Inc. voted to amend and restate the Plan in the form of the SBERA 401(k) Plan as adopted by Century Bancorp, Inc. and appointed SBERA as Trustee, effective as of July 1, 2007.
General:
Effective July 1, 2007, the Plan is part of the SBERA Common/Collective Trust (the “Trust”). Under the trust agreement, the Plan owns a portion of the net assets of the Trust. Within the Trust, each Plan’s assets are jointly invested and the return on the assets is allocated to each Plan based on the percentage of ownership each Plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust. The Plan is a defined contribution plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility:
To become eligible for participation, an employee must be at least age 21.
Contributions:
Each year, participants may contribute up to 75% of their eligible compensation, not to exceed certain limits established under the Internal Revenue Code.
The Bank matches an amount equal to 33% of the participant’s elective deferral up to a maximum of 6% of a participant’s compensation.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY CENTURY BANCORP, INC.
(FORMERLY CENTURY BANCORP, INC. 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
A.	Description of the Plan – (continued):
Participant accounts:
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments:
Participants direct the investment of their contributions and Bank matching contributions into various investment options offered by the Plan. Participants may change their choice of investments or transfer their account balances from one fund to another at any time during the year. The Plan currently offers the following investment options to participants:
Equity Account:
This Account seeks to provide capital appreciation through a professionally managed, diversified portfolio of domestic and international stocks.
Index 500 Account:
This Account attempts to provide investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Price Index.
Small Cap Growth Account:
This Account seeks long-term growth by investing primarily in common stocks of small to medium sized companies that the investment managers believe have a potential for capital appreciation significantly greater than that of the market averages.
International Equity Account:
This Account seeks to provide long-term capital appreciation by investing in foreign equity securities.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY CENTURY BANCORP, INC.
(FORMERLY CENTURY BANCORP, INC. 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
A.	Description of the Plan – (continued):
Investments – (continued):
Small Cap Value Account:
This Account utilizes a highly disciplined, bottom-up value approach to investing. This process is intended to generate excess returns primarily through stock selection.
Large Cap Value Account:
This Account’s investment philosophy combines detailed fundamental research, bottom-up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.
Large Cap Growth Account:
This Account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance.
Life Path Accounts:
These Accounts are intended for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. Each Account utilizes a predetermined mix of specific asset classes with frequent re-balancing back to the fund’s target allocation.
All Asset Account:
The objective of the All Asset Account is to produce returns which are 5% above the Consumer Price Index (CPI). The strategy is designed as a “fund of funds” that allocates its assets among a group of PIMCO funds. The All Asset Account rebalances among the funds as real return values shift in the market.
Certificate of Deposit:
The Bank makes available a certificate of deposit of the Bank as an investment option for 401(k) participants.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY CENTURY BANCORP, INC.
(FORMERLY CENTURY BANCORP, INC. 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
A.	Description of the Plan – (continued):
Investments – (continued):
The SBERA Account:
The SBERA Account is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets. Given this objective, the Account is expected to provide investors with long-term growth of capital and income. The SBERA Account provides investors with great diversification and significantly less risk than a more concentrated portfolio.
Money Market Account:
This Account seeks to provide income consistent with the preservation of principal. This Account invests solely in U.S. Treasury or agency obligations with maturities of six months or less.
Bond Account:
This Account seeks to provide a real rate of return after inflation with a high degree of stability and low volatility. The Bond Account is invested in U.S. Government and other investment grade fixed income debt. The fund aims to match the performance of the Lehman Brothers Aggregate Bond Index, the most widely recognized benchmark for U.S. debt.
Bank Shares:
Participants may allocate any portion of their contributions to purchase Class A common shares of Century Bancorp, Inc. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. Investments in Century Bancorp Inc. Stock Fund amounted to $471,017 and $622,707 at December 31, 2007 and 2006, respectively.
Hardship withdrawals:
The Plan allows participants to make hardship withdrawals, provided certain conditions are met.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY CENTURY BANCORP, INC.
(FORMERLY CENTURY BANCORP, INC. 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
A.	Description of the Plan – (continued):
Vesting:
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.
Payment of benefits:
On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or in annual installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
B.	Summary of Significant Accounting Policies:
Basis of accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting.
Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY CENTURY BANCORP, INC.
(FORMERLY CENTURY BANCORP, INC. 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
B.	Summary of Significant Accounting Policies – (continued):
Investment valuation and income recognition:
Investments at December 31, 2007 consist of assets held in the Savings Banks Employees Retirement Association Common/Collective Trust, and are valued substantially at their fair value. The Trust reports bonds and other obligations, short-term investments and equity securities at fair values based on published quotations. Investments at December 31, 2006 are stated at fair value based upon quoted market prices. Shares of mutual funds are valued at the net asset value of shares held in the Plan at year end. Interest and earned dividends are recorded on the accrual basis. Reinvested interest and dividends on investment funds are included in unrealized gains and losses at the Trust level. Purchases and sales of investments are recorded on a trade date basis. Gains or losses on investments sold are calculated using the average cost method.
Fully benefit-responsive investment contracts:
In December 2005 the Financial Accounting Standards Board (FASB) issued a Staff Position (FSP), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pensions Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits.
Benefit payments:
Benefits are recorded when paid.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY CENTURY BANCORP, INC.
(FORMERLY CENTURY BANCORP, INC. 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
C.	Investments:
The Plan owned approximately 1.04% of the fair value of the Trust’s net assets at December 31, 2007. The unaudited financial statements of the Trust as a whole at December 31, 2007, follow:

Assets:
Investments:
Collective funds:
Fixed income	$112,537,567
Equity	302,066,398
Diversified	50,098,266
Short-term investments	72,850,371

Total collective funds	537,552,602

Equity securities	271,766,925
Mutual funds	66,167,928
Certificates of deposits	3,243,359
Loans to 401(k) plan participants	10,049,984

Total investments	888,780,798

Cash	17,873,906
Other assets	1,732,617

Total assets	908,387,321

Liabilities:
Accrued operating and other expenses	1,307,350

Net assets available for benefits	$907,079,971

`

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY CENTURY BANCORP, INC.
(FORMERLY CENTURY BANCORP, INC. 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
C.	Investments — (continued):
Trust investment income for the year ended December 31, 2007 was comprised of:

Investment income:
Net realized gains on investments	$40,084,542
Interest and dividends	10,004,963
Unrealized appreciation of investments	4,540,051

Total investment income	54,629,556

Administrative expenses	(2,529,153)

Total Trust net investment income	$52,100,403

The following is a listing of individual investments that represent 5% or more of net assets available for plan benefits at December 31, 2006:

Columbia Treasure Reserve Capital	$1,186,446
Putnam Growth and Income Fund	1,068,790
Columbia Core Bond — Class Z	712,910
Fidelity Advisory Growth Opportunities Fund	701,935
MFS Emerging Growth Fund	681,839
Century Bancorp Inc. Stock Fund	622,707
Putnam International Equity Fund — Class A	596,976
Columbia Acorn Z	476,106
D.	Related Party Transactions:
Northeast Retirement Services (NRS), a related party through a common Board of Directors, provides consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for the Savings Banks Employees Retirement Association (SBERA). The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2007, the rate for the 401(k) plan was $679.50 per employer member per quarter, plus $18.50 per active participant per quarter, plus an additional 1.25% basis assessment on assets.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY CENTURY BANCORP, INC.
(FORMERLY CENTURY BANCORP, INC. 401(K) PLAN)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(continued)
E.	Tax Status:
The Savings Banks Employee Retirement Association (SBERA) 401(k) Plan is a Prototype Plan which was approved by the Internal Revenue Service on February 14, 2002. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
F.	Plan Termination:
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Bank may determine.
G.	Assets Allocated to Withdrawn Participants:
The statements of net assets available for benefits at December 31, 2007 includes $1,613,374, allocated to participants who were no longer employees of the Bank.
H.	Risks and Uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULES

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY CENTURY BANCORP, INC.
(FORMERLY CENTURY BANCORP, INC. 401(K) PLAN)
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END)
AS OF DECEMBER 31, 2007

(b)	(c)	(d)	(e)
Identity of	Investment		Current
Party	Description	Cost	Value

* The Savings Banks Employees Retirement Association	The Savings Banks Employees Retirement Association Common/Collective Trust	$7,923,314	$9,250,860

Participant Loans	Interest rates ranging from 5.0% to 9.25%	-0-	151,313

			$9,402,173

* Party in interest to the Plan

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY CENTURY BANCORP, INC.
(FORMERLY CENTURY BANCORP, INC. 401(K) PLAN)
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (ACQUIRED
AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2007

(a)	(b)	(c)	(d)
Identity of Issuer, Borrower	Investment	Cost of	Proceeds of
Lessor of Similar Party	Description	Acquisitions	Dispositions

Participant Loans	Notes with 5.0% to 9.25% interest rates	$-0-	$-0-

The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the two fiscal years ended December 31, 2007 and 2006, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto.
Signatures
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTURY BANCORP 401(k) PLAN
Date: June 30, 2008	By:	/s/ William P. Hornby